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Ex 99(a)(6)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 18, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Company (as defined below) is not aware of any state or jurisdiction where the making of the Offer or the acceptance of the Shares is prohibited by any applicable law. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Company cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in any such state. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash by

WESTMINSTER CAPITAL, INC.

All Outstanding Shares of Its Common Stock

at

$2.80 Net Per Share

        Westminster Capital, Inc., a Delaware corporation (the "Company"), is offering to purchase any and all of the issued and outstanding shares of its common stock, par value $1 per share (the "Shares"), for $2.80 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, along with any amendments or supplements thereto, constitute the "Offer"). Stockholders who tender directly to U.S. Stock Transfer Corporation (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by the Company pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON MAY 17, 2002, UNLESS THE OFFER IS EXTENDED.

        The purpose of the Offer is to provide holders of the Shares with liquidity for their Shares at a price that the board of directors, based upon the unanimous recommendation of the Special Committee consisting of independent members of the board of directors, has determined to be fair to the Company's stockholders other than William Belzberg, Hyman Belzberg, Keenan Behrle (collectively, the "Management Stockholders") and certain other stockholders who have advised the Company that they do not intend to tender any of their shares pursuant to the Offer.

        A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY, CONSISTING OF INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS, HAS DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS (OTHER THAN THE MANAGEMENT STOCKHOLDERS AND

CERTAIN OTHER STOCKHOLDERS WHO INTEND TO RETAIN THEIR SHARES), AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES OF THE COMPANY'S COMMON STOCK PURSUANT TO THE OFFER.

        The Offer is not conditioned on a minimum number of Shares being tendered. The Offer is, however, subject to other terms and conditions described in the section entitled "THE TENDER OFFER—Conditions of the Offer" of the Offer to Purchase.

        The Company has been advised by the Management Stockholders, composed of William Belzberg, chairman of the board of directors and chief executive officer of the Company, Hyman Belzberg, a director of the Company, and Keenan Behrle, a director and executive vice president of the Company, that they and certain other stockholders do not intend to tender any of their shares pursuant to the Offer. William Belzberg, Hyman Belzberg and Keenan Behrle beneficially own 32.7%, 25.6% and 3.5%, respectively, of the outstanding Shares of the Company, which includes all shares issuable pursuant to currently exercisable stock options. The Management Stockholders and the other non-tendering stockholders beneficially own 66.1% of the outstanding shares of the Company, which includes all shares issuable pursuant to currently exercisable stock options.

        For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purposes of receiving payments from the Company and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing the Shares to be tendered or timely confirmation of a book-entry transfer of Shares into the Depositary's account with respect to those Shares pursuant to the procedures set forth in the section entitled "THE TENDER OFFER—Procedures for Tendering Shares" of the Offer to Purchase, (b) a Letter of Transmittal, or facsimile thereof, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for, or Book-Entry Confirmations with respect to, the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Company for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date, unless such Shares were previously accepted for payment by the Company pursuant to the Offer.

        For a withdrawal to be effective, a written telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from the name of the person who tendered those Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary and unless such shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), then, prior to the physical release of those certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in the section entitled "THE TENDER OFFER—Procedures for

Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in the section entitled "THE TENDER OFFER—Procedures for Tendering Shares" of the Offer to Purchase.

        The term "Expiration Date" means 5:00 p.m., Eastern time, on May 17, 2002, unless and until the Company extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, will expire. The Company may extend the Expiration Date to allow for the satisfaction or waiver of unsatisfied and unwaived conditions. In lieu of an extension, the Company may elect to provide a "subsequent offering period" in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act"). Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. During an extension, all Shares previously tendered and not withdrawn would remain subject to the Offer. During a subsequent offering period, stockholders would not be able to withdraw Shares previously tendered in the Offer and stockholders would not be able to withdraw Shares tendered during the subsequent offering period. The same consideration will be paid to stockholders tendering in the Offer and the stockholders tendering in a subsequent offering period, if any.

        All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, whose determination shall be final and binding. None of the Company, the Depositary, Georgeson Shareholder Communications Inc. (the "Information Agent"), Georgeson Shareholder Securities Corporation (the "Dealer Manager"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

        The receipt by a stockholder of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer.

        The Company expressly reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, subject to the rules and regulations of the Securities and Exchange Commission.

        The Company has compiled the names and addresses of all record holder of Shares and with security position listings of Shares held in stock depositaries, together with all other available listings and computer files containing names, addresses and security position listings of record holder and beneficial owners of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares, will be furnished (for subsequent transmittal to beneficial owners of Shares) to the brokers, dealers, commercial banks, trust companies and others whose names, or the names of whose nominees, appear on these lists and may be mailed directly to beneficial owners. The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and Rule 13e-4 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer materials may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished at Company's expense. The Company will not pay fees to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, New York 10004
Brokers and Bankers Call Collect: (212) 440-9800 and
 All Others Call Toll Free: (866) 219-9943

The Dealer Manager for the Offer is:

Georgeson Shareholder Securities Corporation

17 State Street, 10th Floor
New York, New York 10004
Brokers and Bankers Call Collect: (212) 440-9800 and
All Others Call Toll Free: (800) 445-1790

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  Ex 99(a)(6)